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                     February 7, 2024

       Dale Gibbons
       Chief Financial Officer
       Western Alliance Bancorporation
       One E. Washington Street, Suite 1400
       Phoenix, AZ 85004

                                                        Re: Western Alliance
Bancorporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-32550

       Dear Dale Gibbons:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Finance